FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 12, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

         OPERATING PROFIT IS THE BEST SINCE 2009

BRF Brasil Foods posted a third quarter 2010 operating income of R$ 416 million, 613% higher than 3Q09 – the best operating result since 2009 and confirming a consistent improvement with each successive quarter.

Gross sales were R$ 6.5 billion, a year on year growth of 6.9% and a 3.5% improvement in relation to the preceding quarter this year. Gross profits were R$ 1.6 billion, an increase of 44% over the same quarter in 2009 and equivalent to a margin of 27.8%.

Operating performance produced an EBITDA of R$ 613.6 million, 111%  higher. This reflected an effective control over costs, good domestic market performance and the consistent recovery in export markets.

Domestic market sales amounted to R$ 4.1 billion, 8% more than for the same period in the preceding fiscal year, indicative of an expanding economy. The meat segment recorded increases in both sales (5.6%) and volume (5.3%). The dairy products business also saw volumes climb 8.4% and sales, 3.4%.

As already detected in the previous quarter, between the months of July and September, exports continued to present an improvement in margins and recovering demand and prices in the Company’s leading markets (Far East, Middle East, Eurasia and Africa). Exports increased 4.5% in terms of revenue reaching R$ 2.4 billion and 10.4% in volumes.

Net income in the quarter was R$ 189.7 million, corresponding to a net margin of 3.3%. On a quarter on quarter comparative basis, the net result for the period was up by R$ 58 million.

The improvement in operating cash flow and the financial discipline adopted by the Company have been instrumental in reducing the net debt to EBITDA ratio to 1.9 times. This serves to underscore the strength of the balance sheet which continues to show a good portion of debt (74%) with long term maturities and low exposure to currency risk.

NUMBERS FOR THE 3RD QUARTER 2010 (*)

R$ million

	3Q10	3Q09
Change %

Gross Sales

	6,540	6,115	7%
Domestic Market	4,118	3,798	8%
Exports	2,421	2,316	5%
Net Sales	5,702	5,294	8%
Gross Profits	1,588	1,102	44%
Gross Margin	27.8%	20.8%	700 bps
EBIT	416	58	613%
Net Income	190	211	(10%)
Net Margin	3.3%	4.0%	(70 bps)
EBITDA	614	291	111%
EBITDA Margin	10.8%	5.5%	530 bps
Earnings per share*	0.22	0.24	-

(1)    Consolidated Earnings per Share (in R$), excluding treasury stock and incorporating the stock split approved in April 2010 – baseline: 3Q09

EBITDA GROWS 93% FOR THE ACCUMULATED 9-MONTH PERIOD 2010

BRF’s sales exceeded the R$ 18.7 billion mark for the first three quarters of  2010. The Company posted an increase in gross profits of 32% compared with the first nine months of 2009, registering R$ 4.3 billion.

Despite the unfavorable scenario of increasing principal raw material costs and foreign exchange pressure, EBITDA was R$ 1.65 billion, a growth of 93% compared with the same period in 2009. Net income was R$ 374 million, a 69% increase.

NUMBERS/ACUMULATED 2010 (PRO-FORMA) (*)

 R$ million

	9M10	9M09
Change %

Gross Sales

	18,669	18,014	4%
Domestic Market	11,687	10,948	7%
Exports	6,982	7,066	(1%)
Net Sales	16,281	15,630	4%
Gross Profits	4,381	3,325	32%
Gross Margin	26.9%	21.3%	560 bps
EBIT	1,080	140	670%
Net Income	374	222	69%
Net Margin	2.3%	1.4%	90 bps
Net Adjusted Income (1)	374	354	6%
Net Adjusted Margin	2.3%	2.3%	-
EBITDA	1.648	852	93%
EBITDA Margin	10.1%	5.5%	460 bps
Earnings per Share (2)	0.43	0.41	-

(1)   Net Adjusted Income – Ignoring the absorption into results of 1Q09 of tax losses with respect to the incorporation of Perdigão Agroindustrial S/A

(2)    Consolidated Earnings per Share (in R$)  excluding treasury stock and incorporating the stock split approved in April 2010 – baseline: 3Q09

(*) The numbers relative to the third quarter 2010 consolidate results for BRF and Sadia (Sadia’s results were fully incorporated in July 2009). For the nine month period from January to September 2010, information is shown on a pro-forma basis because Sadia was not contemplated in the figures for the first six months of 2009.

São Paulo, November 12 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 12, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director